NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 20, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 08, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between The New Home Company Inc. and Newport Merger Sub, Inc., a wholly owned subsidiary of Newport Holdings, LLC, which are controlled by certain funds managed by Apollo Management IX, L.P., became effective on September 08, 2021. Each share of The New Home Company Inc. Common Stock was exchanged for $9.00 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 08, 2021.